Mail Stop 3561

April 11, 2008

Philip J. Schoonover
Chairman, President and Chief Executive Officer
Circuit City Stores, Inc.
9950 Mayland Drive
Richmond, Virginia 23233

> **Re: Circuit City Stores, Inc.**
> **Response letter dated April 4, 2008 regarding**
> **Form 10-K for Fiscal Year Ended February 28, 2007**
> **Filed April 30, 2007**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 30, 2007**
> **Form 10-Q for the Fiscal Quarter Ended May 31, 2007**
> **Filed July 3, 2007**
> **Form 10-Q for the Fiscal Quarter Ended August 31, 2007**
> **Filed October 9, 2007**
> **File No. 001-05767**

Dear Mr. Schoonover:

We have reviewed your responses to our comments dated February 14, 2008 and have the following comment. You should comply with the comment in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us how you intend to comply. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

1.   We note your response to prior comment two from our letter dated February 14, 2008. With respect to the 500 companies underlying the Towers Perrin Executive Compensation Data Bank, please either disclose the names of the company underlying the survey or include a clear statement that the committee used this survey to set the benchmarks used to determine executive compensation but that the committee was unaware of the identities of the companies underlying the survey. You may disclose the companies in an appendix to the proxy statement so long as there is a clear cross-reference to such disclosure in the Compensation Discussion and Analysis section.

*****

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comment.

You may contact Blair Petrillo at (202) 551-3550 or Mara Ransom, Legal Branch Chief at (202) 551-3264 if you have questions regarding the comments issued. Please contact me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Meredith B. Cross
        Wilmer Cutler Pickering Hale and Dorr LLP